Exhibit 12.1

Hawaiian Telcom Communications, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Predecessor				Company
					Period from
				Period from	May 21 to	Year Ended	Year Ended
				January 1 to	December	December	December
	2002	2003	2004	May 1, 2005	31, 2004	31, 2005	31, 2006

Income before provision for income taxes and cumulative effect of accounting changes	78,700	27,100	57,400	24,800	(17,373)	(171,605)	(138,555)

Interest expense	37,400	33,700	36,800	11,700	—	79,208	115,770

Amortization of previously capitalized interest	200	300	100	100	—	100	600

Lease expense	9,900	9,300	6,800	2,197	—	3,457	5,293
Factor	33%	33%	33%	33%	33%	33%	33%
Interest factor on rentals (2)	3,300	3,100	2,300	732	—	1,152	1,764

Equity in (income) loss of unconsolidated businesses	100	—	—	—	—	—	—

Dividends from equity investees	—	—	—	—	—	—	—

Earnings available for fixed charges	119,700	64,200	96,600	37,332	(17,373)	(91,145)	(20,421)

Interest expense	37,400	33,700	36,800	11,700	—	79,208	115,770

Capitalized interest	300	200	100	80	—	2,006	2,775

Interest factor on rentals (2)	3,300	3,100	2,300	732	—	1,152	1,764

Fixed charges	41,000	37,000	39,200	12,512	—	82,366	120,309

Ratio of earnings to fixed charges	2.9	1.7	2.5	3.0	NA (3)	NA	NA

Deficiency of earnings to fixed charges	NA	NA	NA	NA	NA (3)	(173,511)	(140,730)

(1)   The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges.  For this purpose, earnings includes pre-tax income from continuing operations and fixed charges including interest, whether expensed or capitalized, and an estimate of interest within rental expense.

(2)   The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.

(3)   There were no fixed charges for the Company during 2004.